

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 7, 2008

Via U.S. Mail

Charles E. Jenkins, CFO
Suite 2150—1188 West Georgia Street
Vancouver, B.C.
Canada V6E 4A2

> **Re:** **White Mountain Titanium Corporation**
> **Registration Statement on Form SB-2**
> **Filed January 14, 2008**
> **File No. 333-148644**

Dear Mr. Jenkins:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide updated disclosure with each amendment. For example, we note that the British Columbia Securities Commission issued a Cease Trade Order for your securities on January 16, 2008. As another example, we note that you will need to provide updated financial statements prior to effectiveness.

2.   We note that you have attached your Form 10-KSB to your prospectus. Please revise to provide the information required by Item 22 of Form SB-2 in the body of your prospectus.

Risk Factors, page 3

3.   Please include a risk factor discussing the potential impact to investors if the Cease Trade Order is not lifted by the British Columbia Securities Commission.

Item 26. Recent Sales of Unregistered Securities, page II-6

4.   We note that your Board of Directors granted bonuses of 700,000 and 900,000 shares of common stock and warrants to purchase 700,000 and 900,000 shares to management for past services on August 31, 2007 and December 21, 2007, respectively. Please clarify the employee services that you received in consideration for the equity instruments granted. As part of your response, explain the specific nature of the services received and the period of time that the employees performed the services in consideration for each share issuance. In addition, please explain how your accounting for the recognition and measurement of each issuance of your common stock and warrants complies with the provisions of SFAS 123(R).

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris White, Branch Chief at (202) 551-3461 if you have questions regarding the accounting comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Vance (801-446-8803)
        C. White
        S. Donahue